Exhibit 99.1

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel

May 20, 2020
________________________________

NOTICE OF 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 29, 2020
________________________

Dear MediWound Ltd. Shareholders:

We cordially invite you to attend the 2020 annual general meeting of shareholders, or the Meeting, of MediWound Ltd., or the Company, to be held at 9:30 a.m. (Central Daylight Time) on Monday, June 29, 2020, at the offices of Latham & Watkins LLP, 811 Main Street, Houston, Texas 77002.

The Meeting is being called for the following purposes:
(1)
To re-elect each of Messrs. Stephen T. Wills, David Fox, Ofer Gonen, Sam Moed and Assaf Segal, and Dr. Vickie R. Driver (who are incumbent directors), to the Company’s Board of Directors, or the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal.

(2)	To re-elect each of Messrs. Sharon Kochan and Nissim Mashiach to serve as an external director under the Israeli Companies Law, 5759-1999, or the Companies Law, for a period of three years.
(3)
To approve the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and to authorize the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

(4)	To approve and ratify the terms of the Company’s renewed Directors and Officers liability insurance policy for the period from April 1, 2020 through March 31, 2021.
(5)	To approve updated director fee package (covering fees for Board and Board committee service) for all directors, excluding the Chairman of the Board.
(6)
To approve grants of options to purchase 100,000 of the Company’s ordinary shares, par value 0.01 New Israeli Shekels per share, or ordinary shares, for each of the Company’s directors, and additional grants of options to purchase ordinary shares and/or restricted share units, or RSUs, of $35,000 value each, to the external directors as of the dates of the Company’s next two annual shareholder meetings.

(7)
To approve a cash bonus for the Executive Chairman of the Board, Stephen T. Wills, in respect of his role in the Company’s transaction with Vericel Corporation for the commercialization of the Company’s product, NexoBrid, in North America.

(8)	To approve payment of an annual cash bonus to Mr. Sharon Malka, the Company’s Chief Executive Officer, in respect of his performance in 2019.
(9)	To approve a grant of options to purchase 81,170 ordinary shares to Mr. Sharon Malka, the Company’s Chief Executive Officer.
(10)
To approve a cash bonus for Mr. Gal Cohen, the Company’s previous President and Chief Executive Officer, in respect of his role in the Company’s transaction with Vericel Corporation for the commercialization of NexoBrid in North America.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2019, as previously made available to our shareholders as part of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2020, which may be accessed at www.sec.gov and at the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

The record date of shareholders entitled to vote at the Meeting has been set as the close of business on Friday, May 21, 2020.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 2(a), 2(b), 4, 8, 9 and 10 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•          the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Israeli Companies Law, 5759-1999, or the Companies Law, as a “personal interest”) (in the case of Proposals 2(a) and 2(b) only, other than a conflict of interest that does not derive from a shareholder’s relationship with a controlling shareholder) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•           the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors or chief executive officer of the Company, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the Company. For purposes of Proposals 4, 8, 9 and 10, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in the Company if no other shareholder holds more than 50% of the voting rights.

As far as we are aware, Clal Biotechnology Industries Ltd. (due to both its own holdings and the holdings of its wholly-owned subsidiary, Clal Life Sciences, LP) will be deemed to be a controlling shareholder of the Company for purposes of the vote on each of Proposals 2(a), 2(b), 4, 8, 9 and 10. Its vote will therefore be excluded in determining whether either of the above-described special majority conditions has been achieved for each of those proposals.

A conflict of interest (referred to under the Companies Law as a “personal interest”) (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the conflict of interest/ “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.

Shareholders are requested to complete, date and sign all enclosed proxy cards and/or voting instruction forms, and to return them promptly in the pre-addressed envelopes. No postage will be required if they are mailed in the United States.

If you are a registered shareholder and will submit your completed, executed proxy card in the enclosed envelope, it must be received by our transfer agent not later than 11:59 p.m. Eastern Daylight Time on Sunday, June 28, 2020 in order to be validly included in the tally of shares voted at the Meeting. Alternatively, you may send your completed, executed proxy card to our registered Israeli offices so that it is received no later than 5:30 a.m. Central Daylight Time (1:30 p.m. Israel time) on the Meeting date. Your proxy card, if properly executed, will be voted in the manner directed by you. Detailed proxy voting instructions are provided in both the enclosed proxy statement and enclosed proxy card.
ii

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, please follow the enclosed instructions on your voting instruction form in order to submit it to your broker, trustee or nominee. As an alternative to physically mailing your voting instruction form, you may use it for purposes of submitting your voting instructions online, at www.proxyvote.com.

Local legal regulations presently limit public gatherings as a result of the current COVID-19 (coronavirus) pandemic. The Company furthermore desires to reduce the risk of further spreading of the virus, and to safeguard the well-being of shareholders, Board and Company representatives at the Meeting.

Consequently, the Company strongly encourages shareholders to mail in their proxy cards or voting instruction forms in lieu of attending the Meeting in person. If a shareholder who holds ordinary shares as of the record date for the Meeting (May 22, 2020) nevertheless desires to attend the Meeting, he, she or it must inform the Company in advance. Any such shareholder must contact the Company’s General Counsel & Corporate Secretary, Mr. Yaron Meyer — email (yaronm@mediwound.com) or telephone (+972-77-971-4100) — on or prior to 6:00 p.m., Israel time (11 a.m. EDT), on Tuesday, June 23, 2020. If you contact the Company via email, if you are a record shareholder, please provide the name under which your shares are held of record and proof of ownership (a copy of your share certificate or a statement showing book-entry shares). If you hold your shares in “street name” (through a bank or broker), please attach to your email the required proof of ownership described in the enclosed proxy statement for the Meeting, namely: a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement or other proof that shows that you owned your shares as of the record date for the Meeting. You will be required to provide similar documentation if you contact the Company’s General Counsel & Corporate Secretary by phone.

Based on the number of responses that the Company receives from shareholders interested in attending the Meeting, the Company will determine whether it is possible to allow those shareholders to attend physically in person in compliance with the local coronavirus regulations (which may continue to evolve from time to time prior to the Meeting date), or whether to enable those shareholders to attend via electronic/ remote means. The Company will respond to the relevant shareholders by the following day (Wednesday, June 24, 2020) in order to provide to them logistical information as to how they will be able to attend the Meeting.

This notice, and the enclosed proxy statement, as well as the form of proxy card for the Meeting, are also being furnished to the United States Securities and Exchange Commission, or SEC, as exhibits to a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website — at www.mediwound.com.  The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, May 31, 2020, at the registered office of the Company, 42 Hayarkon Street, Yavne 8122745, Israel, upon prior coordination with the Company.  Our telephone number at our registered office is +972-77-971-4100.

Sincerely, Stephen T. Wills Executive Chairman of the Board of Directors

iii

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
+ 972 77 971 4100
__________________________

PROXY STATEMENT
______________________

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of MediWound Ltd. (“MediWound” or the “Company”), to be voted at the 2020 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2020 Annual General Meeting of Shareholders.  The Meeting will be held at 9:30 a.m. (Central Daylight Time) on Monday, June 29, 2020, at the offices of Latham & Watkins LLP, 811 Main Street, Houston, Texas 77002.

This Proxy Statement, the attached Notice of 2020 Annual General Meeting of Shareholders and the enclosed proxy card and/or voting instruction form, are being made available to holders of MediWound ordinary shares, par value 0.01 New Israeli Shekels (“NIS”) per share (“ordinary shares”), on or about May 28, 2020.

You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on Friday, May 22, 2020, the record date for the Meeting.  You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:
(1)
To re-elect each of Messrs. Stephen T. Wills, David Fox, Ofer Gonen, Sam Moed and Assaf Segal, and Dr. Vickie R. Driver (who are incumbent directors), to the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal.

(2)	To re-elect each of Messrs. Sharon Kochan and Nissim Mashiach to serve as an external director under the Israeli Companies Law, 5759-1999 (the “Companies Law”), for a period of three years.
(3)
To approve the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and to authorize the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

(4)	To approve and ratify the terms of the Company’s renewed Directors and Officers liability insurance policy for the period from April 1, 2020 through March 31, 2021.
(5)	To approve an updated director fee package for all of our directors, excluding the Executive Chairman of the Board.
(6)
To approve grants of options to purchase 100,000 ordinary shares for each of our directors, and additional grants of options to purchase equity of $35,000 value each, to the external directors as of the dates of our next two annual shareholder meetings.

(7)
To approve a cash bonus for the Executive Chairman of the Board, Stephen T. Wills, in respect of his role in our transaction with Vericel Corporation (“Vericel”) for the commercialization of our product, NexoBrid, in North America.

(8)	To approve payment of an annual cash bonus to Mr. Sharon Malka, our Chief Executive Officer, in respect of his performance in 2019.

(9)	To approve a grant of options to purchase 81,170 ordinary shares to Mr. Sharon Malka, our Chief Executive Officer.
(10)
To approve a cash bonus for Mr. Gal Cohen, our previous President and Chief Executive Officer, in respect of his role in our transaction with Vericel for the commercialization of NexoBrid in North America.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2019, as previously made available to our shareholders as part of our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2020 (the “2019 Form 20-F”), which may be accessed at www.sec.gov and at the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On May 20, 2020, we had 27,211,128 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on the record date, May 22, 2020, is entitled to one vote upon each of the proposals to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of the Meeting with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment.  At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner votes its shares generally for the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 2, 4, 8, 9 and 10 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Companies Law as a “personal interest”) (in the case of Proposal 2 only, other than a conflict of interest that does not derive from a shareholder’s relationship with a controlling shareholder) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of a company or its chief executive officer, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the company. For purposes of each of Proposals 4, 8, 9 and 10, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights.

As far as we are aware, Clal Biotechnology Industries Ltd. (due to both its own holdings and the holdings of its wholly-owned subsidiary, Clal Life Sciences, LP) will be deemed to be a controlling shareholder of our Company for purposes of the vote on Proposals 2, 4, 8, 9 and 10. Its vote will therefore be excluded in determining whether either of the above-described special majority conditions has been achieved for each of those proposals.

A conflict of interest (referred to under the Companies Law as a “personal interest”) of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the conflict of interest/ “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form, as applicable) whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of Proposals 2, 4, 8, 9 or 10, and failure to do so disqualifies the shareholder from participating in the vote on Proposals 2, 4, 8, 9 and 10.  In order to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of any such proposal and in order to therefore be counted towards or against the special majority required for the approval of each such proposal, you must check the box “FOR” under Items 2(a)A, 2(b)A, 4A, 8A, 9A and 10A on the accompanying proxy card or voting instruction form when you record your vote or voting instructions on Proposals 2(a), 2(b), 4, 8, 9 and 10, respectively.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposals 2(a), 2(b), 4, 8, 9 and 10, you should check the box “AGAINST” under Items 2(a)A, 2(b)A, 4A, 8A, 9A and/or 10A, as applicable, on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposals 2(a), 2(b), 4, 8, 9 and/or 10 (as applicable), but will not be counted towards or against the special majority required for approval of that proposal.

How You Can Vote

You can vote your shares by attending the Meeting (whether in person, if permitted, or remotely, as described below under “Attending Meeting in Person”), by completing and signing a proxy card, or, if you are a shareholder holding your shares in “street name,” by providing voting instructions to your bank, broker or other nominee in one of the manners described below.

Shareholders of Record

If you are a shareholder of record (that is, a share certificate or book-entry position is registered in your name at our transfer agent), you can submit your vote by completing, signing and submitting (in the enclosed envelope) the enclosed proxy card.  If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the Investor Relations page on the Company’s website at http://ir.mediwound.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our general counsel via fax +972-77-971-4182 or email yaronm@mediwound.com.  We reserve the right to require further identifying information from you if you submit your proxy card in that manner.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at 42 Hayarkon Street, Yavne 8122745, Israel no later than 5:30 a.m. Central Daylight Time (1:30 p.m. Israel time) on the Meeting date, or our registrar and transfer agent receives it in the enclosed envelope not later than 11:59 p.m. Eastern Daylight Time on Sunday, June 28, 2020.

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendation of the Board with respect to Proposals 1, 3, 5, 6 and 7, and will be deemed to have abstained with respect to Proposals 2(a), 2(b), 4, 8, 9 and 10 (unless you confirm in Items 2(a)A, 2(b)A, 4A, 8A, 9A and 10A that you are not a controlling shareholder and lack a conflict of interest in the approval of Proposals 2(a), 2(b), 4, 8, 9 and 10, respectively, in which case your shares will be voted in favor of Proposals 2(a), 2(b), 4, 8, 9 and 10).  The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.

You must remember to confirm in writing by indicating “FOR” under Items 2(a)A, 2(b)A, 4A, 8A, 9A and 10A on the enclosed proxy card that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposals 2(a), 2(b), 4, 8, 9 and 10, respectively (or else check the box “AGAINST” under Items 2(a)A, 2(b)A, 4A, 8A, 9A and/or 10A, as applicable, if you are a controlling shareholder or possess such a conflict of interest).

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. As per the information that is being sent to you, a beneficial holder may provide voting instructions in one of three ways:  (i) completing and mailing the physical voting instruction form in the envelope provided; (ii) completing the online version of the voting instruction form at www.proxyvote.com (please use your control number); and (iii) voting via telephone (by dialing the telephone number provided in the physical or electronic voting information being sent to you).  Your physical voting instruction form must be received by 12:00 p.m. Eastern Daylight Time on Sunday, June 28, 2020 in order for your voting instructions to be included in the tally of votes for the Meeting. If you provide your voting instructions online or via telephone, you must submit those instructions by 11:59 p.m. Eastern time on Saturday, June 27, 2020, in order for them to be included in the tally of votes for the Meeting. Because a beneficial holder is not a shareholder of record, you may not vote your shares in person at the Meeting unless you obtain and submit to us in advance of the Meeting (as described below) a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you own your shares as of the record date for the Meeting (May 22, 2020).

If no voting instructions are received by the bank, broker or other nominee from you on or before the above dates and times established for such purpose, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”).

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any specific proposals, and the broker, trustee or nominee may not cast a vote with respect to the proposals, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on the particular proposals.  Such shares have no impact on the outcome of the voting on any of the proposals.

If you hold shares as a beneficial owner, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the vote on these important matters.  You must remember to confirm via the relevant item on the physical or electronic voting instruction form, or via the telephone voting procedure, whether or not you are a controlling shareholder or possess a conflict of interest in the approval of Proposals 2(a), 2(b), 4, 8, 9 and 10 (when submitting your voting instructions on each such proposal); otherwise, your vote on those proposals will not count.

Revocation of a Proxy

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date and by submitting it prior to the above-described deadline for initially submitting your proxy. In the alternative, you may effectively revoke your proxy by voting in person at the Meeting.  If you hold your shares in “street name”, you may change your voting instructions by following the directions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Meeting and voting in person.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about May 29, 2020.  Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Attending Meeting in Person

Local legal regulations presently limit public gatherings as a result of the current COVID-19 (coronavirus) pandemic. We furthermore desire to reduce the risk of further spreading of the virus, and to safeguard the well-being of shareholders, Board and Company representatives at the Meeting.

Consequently, we strongly encourage shareholders to mail in their proxy cards or voting instruction forms in lieu of attending the Meeting in person. If a shareholder holding ordinary shares as of the record date for the Meeting (May 22, 2020) nevertheless desires to attend the Meeting, he, she or it must inform the Company in advance. Any such shareholder must contact the Company's General Counsel & Corporate Secretary, Mr. Yaron Meyer — email (yaronm@mediwound.com) or telephone (+972-77-971-4100) — on or prior to 6:00 p.m., Israel time (11 a.m. EDT), on Tuesday, June 23, 2020. If you contact the Company via email, if you are a record shareholder, please provide the name under which your shares are held of record and proof of ownership (a copy of your share certificate or a statement showing book-entry shares). If you hold your shares in “street name” (through a bank or broker), please attach to your email the required proof of ownership described in the enclosed proxy statement for the Meeting, namely: a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement or other proof that shows that you owned your shares as of the record date for the Meeting. You will be required to provide similar documentation if you contact our General Counsel & Corporate Secretary by phone.

Based on the number of responses that we receive from shareholders interested in attending the Meeting, we will determine whether it is possible to allow those shareholders to attend physically in person in compliance with the local law coronavirus regulations (which may continue to evolve from time to time prior to the Meeting date), or whether to enable those shareholders to attend via electronic/ remote means. We will respond to the relevant shareholders on the following day (Wednesday, June 24, 2020) in order to provide to them logistical information as to how they will be able to attend the Meeting.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” section of our Company’s website, www.mediwound.com.  The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, based on publicly available information and/or information obtained by the Company upon its inquiry, which, except as indicated below, is provided as of May 19, 2020.

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class
Directors and Executive Officers
All executive officers and directors as a group (11 persons)(2)	2,536,468	9.3%
Principal Shareholders
Lior Rosenberg	1,958,238	7.2%
Clal Biotechnology Industries Ltd.(3)	9,429,555	34.7%
Wellington Management Group LLP(4)	2,810,517	10.34%
Migdal Insurance & Financial Holdings Ltd.(5)	2,126,058	8.07%

*	Less than 1%.

(1)
As reported on a Schedule 13G/A filed on February 5, 2020, shares beneficially owned consist of: (i) 142,033 ordinary shares held directly by Prof. Rosenberg; (ii) 106,000 ordinary shares issuable upon exercise of outstanding options held directly by Prof. Rosenberg that are currently exercisable or exercisable within 60 days of December 31, 2019; and (iii) 1,710,205 ordinary shares held by L.R. Research and Development Ltd. in trust for the benefit of Prof. Rosenberg. Prof. Rosenberg is the sole shareholder of L.R. Research and Development Ltd.

(2)
Shares beneficially owned consist of 1,881,029 ordinary shares held directly or indirectly by such executive officers and directors and 655,439 ordinary shares issuable upon exercise of outstanding options that are currently exercisable or exercisable within 60 days of February 15, 2019.

(3)
As reported on a Schedule 13G/A filed on February 12, 2019, shares beneficially owned consist of: (i) 8,208,973 ordinary shares held by Clal Life Sciences, LP, whose managing partner is Clal Application Center Ltd., a wholly-owned subsidiary of CBI; and (ii) 1,220,582 ordinary shares held by CBI. As reported on a Schedule 13G/A filed on February 14, 2019 by Access Industries Holdings LLC, Access Industries Holdings LLC indirectly owns 100% of the outstanding shares of Clal Industries Ltd., which owns 47.17% of the outstanding shares of CBI. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of Access Industries Holdings LLC is c/o Access Industries Inc., 40 West 57th Street, New York, New York 10019, United States.

(4)
As reported on a Schedule 13G/A filed on January 28, 2020, shares beneficially owned consist of 2,810,517 ordinary shares owned of record by clients of one or more investment advisers directly or indirectly owned by Wellington Management Group LLP. As reported on the Schedule 13G/A, of the 2,810,517 shares beneficially owned, Wellington Management Group LLP has shared voting power with respect to 2,654,252 ordinary shares and shared dispositive power with respect to all 2,810,517 ordinary shares; Wellington Group Holdings LLP has shared voting power with respect to 2,654,252 ordinary shares and shared dispositive power with respect to all 2,810,517 ordinary shares; Wellington Investment Advisors Holdings LLP has shared voting power with respect to 2,654,252 ordinary shares and shared dispositive power with respect to all 2,810,517 ordinary shares; and Wellington Management Company LLP has shared voting power with respect to 2,654,252 ordinary shares and shared dispositive power with respect to 2,674,328 ordinary shares. The address of Wellington Management Group is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

(5)
As reported on a Schedule 13G/A filed on February 6, 2020, shares beneficially owned consist of: (i) 1,909,112 ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal Insurance & Financial Holdings Ltd (“Migdal”), and (ii) 216,946 ordinary shares are beneficially held for their own account (Nostro account). Migdal is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Migdal is 4 Efal Street, Petah Tikva 49512, Israel.

ADDITIONAL INFORMATION REGARDING OUR BOARD, CORPORATE GOVERNANCE AND
COMPENSATION OF OUR OFFICERS AND DIRECTORS

Item 6.B of our 2019 Form 20-F contains information regarding compensation paid to our directors and certain officers (including our five most highly compensated officers) in, or with respect to, 2019.  Item 6.C of our 2019 Form 20-F contains additional information regarding our Board, its committees and our corporate governance practices.  We encourage you to review those items of our 2019 Form 20-F (which we incorporate by reference herein) to obtain additional information.

PROPOSAL 1
RE-ELECTION OF EACH NON-EXTERNAL DIRECTOR

Background

We currently have a board of directors composed of eight directors, including two external directors elected pursuant to the requirements of the Companies Law.  A director who is not an external director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

Our board of directors has nominated Messrs Stephen T. Wills, David Fox, Ofer Gonen, Sam Moed, Assaf Segal, and, and Dr. Vickie R. Driver, our six incumbent directors who are not external directors, for re-election as directors at the Meeting.

The Board has previously determined that each of Messrs. Fox and Moed, and Dr. Driver, satisfies the Companies Law non-affiliated director requirements as well as the independence requirements under the NASDAQ Listing Rules.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company.  A general shareholder meeting of a public company at which the appointment of a director is to be considered may not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements, and provides details of his or her applicable qualifications. Each of the six nominees for re-election pursuant to this Proposal 1 has provided the foregoing declaration.

The following information is supplied with respect to each nominee for re-election to the Board and is based upon the records of the Company and information provided to us by the nominees:

Stephen T. Wills has served as a member of our board of directors since May 2017, as Chairman of our board since October 2017 and as Executive Chairman of the Board since April 2020. Mr. Wills has served, since 1997, as Executive Vice President, Secretary, Treasurer and Chief Financial Officer of Palatin Technologies, Inc. (“Palatin”), a publicly‑held biopharmaceutical company developing targeted, receptor‑specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. He has served in various roles at Palatin since 1997, including as Executive Vice President of Operations from 2005 until June 2011 and as Chief Operating Officer and Executive Vice President from 2011 to present. Mr. Wills served as Executive Chairman and Interim Principal Executive Officer of Derma Sciences, Inc. (“Derma”), a publicly‑held company providing advanced wound care products, from December 2015 until February 2017 when Derma was acquired by Integra Life Sciences Holding Corporation. Mr. Wills also served as the lead director and chairman of the audit committee of Derma until February 2017 and as Derma’s Chief Financial Officer from 1997 to 2000. Mr. Wills serves on the board of trustees and executive committee of The Hun School of Princeton since 2013 and its chairman since June 2018, and, from 1991 to 2000, he was the President and Chief Operating Officer of Golomb, Wills & Company, P.C., a public accounting firm. Mr. Wills, a certified public accountant, received his B.S. in accounting from West Chester University, and an M.S. in taxation from Temple University.

Vicki R. Driver has served as a member of our board of directors since May 2017. Dr. Driver is board certified in foot surgery by the American Board of Podiatric Surgery and is a Fellow at the American College of Foot and Ankle Surgeons, licensed in Rhode Island. Her career as a podiatric physician and surgeon has included a special emphasis on limb preservation and wound healing in her medical practice, as well as, research and education. Dr. Driver has been a Professor of Surgery in the Department of Orthopedics at Brown University (Clinical) since 2014. She has served for 9 years on the Board of Directors for the Association for the Advancement of Wound Care (“AAWC”), and recently completed her tenure as President for this international organization. Dr. Driver is also the chair of Wound Care Experts and U.S. Food and Drug Administration (“FDA”) Clinical Endpoints Project. She has just been named to serve as member at large to the Board of Directors of the Wound Healing Society (“WHS”) and Board Member to the Critical Limb Ischemia (“CLI”) Global Society. In addition, she serves on multiple national and international clinical committees that focus on preventing limb loss and improving wound healing in the high‑risk population. She has served as an investigator for more than 70 important multi‑center randomized clinical trials, as well as developed and supervised multiple research fellowship training programs. She has served and chaired multiple committees for large national and international pivotal clinical trials and has authored over 120 publications and abstracts. Dr. Driver is credited with the development and directorship of multiple major multidisciplinary Limb Preservation– Wound Healing Centers of Excellence, including Military/VA, Hospital and University based programs. Since 2015, she has served as Director, Translational Medicine, Wound Healing at the Novartis Institute for Biomedical Research. From 2011 to 2014, she was Program Director, Inaugural Educational Committee at the American College of Wound Healing and Tissue Repair at University of Illinois School of Medicine. From 2011 to 2015, she was also Scientific Director, Colorado Prevention Center, Wound Care Laboratory at the University of Colorado. From 2012 to 2015, Dr. Driver held a number of positions at the Providence Veterans Administration Medical Center in Rhode Island, including Chief, Section of Podiatric Surgery and Director, Clinical Research, Limb Preservation and Wound Healing. Prior thereto, she held various positions at multiple major multidisciplinary Limb Preservation – Wound Healing Centers of Excellence. Dr. Driver received a Doctorate of Podiatric Medicine and Surgery from the California College of Podiatric Medicine and Surgery and a Masters in Medical Education from Samuel Merritt University.

David Fox has served as a member of our board of directors since April 2020. Mr. Fox was most recently a partner at Kirkland & Ellis LLP and served as a member of its Global Executive Management Committee until 2019. Prior to joining Kirkland, Mr. Fox was partner with Skadden, Arps, Slate, Meagher & Flom LLP, where he was a member of its top governing committee. Mr. Fox is a director of Israel Discount Bank of New York, a member of the board of directors at the Park Avenue Armory, and a member of the advisory board of New Alternatives for Children, for which he provides support to families caring for medically fragile children. In addition, Mr. Fox serves on the board of governors, and is an honorary fellow, of the Hebrew University, Jerusalem. He holds an LL.B. degree from Jerusalem University, Israel.

Ofer Gonen has served as a member of our board of directors since September 2003. Mr. Gonen is also the Chief Executive Officer of CBI. Mr. Gonen manages CBI’s life science investments, business development, U.S.‑based operations and investment support of CBI’s portfolio companies. Mr. Gonen serves as an executive chairman and board member of several companies, including Gamida Cell Ltd., CureTech Ltd., Campus Bio L.P., Clal Life Sciences L.P. and Clal Application Center Ltd. Prior to joining CBI, Mr. Gonen was the general manager of Biomedical Investments as well as a technology consultant to various Israeli venture capital funds and an Academic Aide to the Governor of the Bank of Israel. Mr. Gonen gained extensive experience in R&D the management in defense‑oriented projects within the prestigious “Talpiot” program of the Israel Defense Forces, for which he was awarded the Israeli National Security Medal. Mr. Gonen holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem and an M.A. in Economics and Finance from Tel Aviv University, Israel.

Samuel Moed has served as a member of our board of directors since April 2020. Prior to joining our board, Mr. Moed served as an executive at Bristol-Myers Squibb, a global biopharma company focused on innovative therapeutics. In his most recent capacity as Senior Vice President, Corporate Strategy, Mr. Moed led the strategic planning of the company in all major business activities worldwide. Previously, Mr. Moed oversaw strategy for BMS’ Worldwide Pharmaceuticals Group, encompassing a range of global strategic initiatives, and managed a global portfolio of strategic alliances. Among other positions, he served as President of U.S. Pharmaceuticals and as President of Worldwide Consumer Healthcare. Mr. Moed received a BA in history from Columbia University in New York City.

Assaf Segal has served as a member of our board of directors since October 2017. Mr. Segal has served as the Chief Financial Officer at CBI since July 2015. Mr. Segal serves as a board member of several companies, including Biokine therapeutics Ltd., Campus Bio L.P., Clal Life Sciences L.P. and Clal Application Center Ltd. Prior to that time, Mr. Segal was a Partner at Variance Economic Consulting Ltd., from 2004 until June 2015, where he provided in‑depth consulting for international and local clients in a wide range of industries, including telecommunications, internet, biotech, heavy industry and financial sectors. Previously, he founded a start‑up software company. Mr. Segal also previously held a managerial position at PriceWaterhouseCoopers Corporate Finance and was an Economic Department manager at the North American division of Amdocs Inc. His experience also includes risk management and house account (“Nostro”) trading at the Union Bank of Israel, and serving as an economist for capital markets in the Research Department of the Bank of Israel. Mr. Segal also has many years of experience in economic consulting and company valuations, joint ventures and financial instruments for investments, M&A, and IPOs. He has 15 years of experience in economic consulting for international and local clients in the Bio‑Tech sector as well as in Hi‑Tech, financial and other sectors. He holds a B.A. in Economics and Statistics and an M.B.A. (Finance and Information Systems) from the Hebrew University of Jerusalem.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 1 at the Meeting:

(a)
 “RESOLVED, that Mr. Stephen T. Wills be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(b)
“RESOLVED, that Dr. Vickie R. Driver be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until her successor is duly appointed and qualified, or until her earlier resignation or removal.”

(c)
“RESOLVED, that Mr. David Fox be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(d)
“RESOLVED, that Mr. Ofer Gonen be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(e)
“RESOLVED, that Mr. Samuel Moed be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(f)
“RESOLVED, that Mr. Assaf Segal be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the election of any of the said nominees.  The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of each of the resolutions included in this Proposal 1.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolutions approving the re-election of each of Messrs. Stephen T. Wills, David Fox, Ofer Gonen, Samuel Moed and Assaf Segal, and Dr. Vickie R. Driver.

PROPOSAL 2
RE-ELECTION OF EXTERNAL DIRECTORS

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Global Market, are generally required to appoint at least two external directors who meet the qualification requirements in the Companies Law.

The Companies Law provides that a person is not qualified to be appointed as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term “relative” is defined in the Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):

· an employment relationship;
· a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);
· control; and
· service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined in the Companies Law as a general manager (i.e., the chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to the Companies Law and regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below); provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the standards of the NASDAQ Stock Market rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements (as described above regarding the reelection of external directors). Prior to the approval of the reelection of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

Under regulations promulgated under the Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the NASDAQ Global Market, and that lack a controlling shareholder (as defined below) are exempt from the requirement to appoint external directors. Any such company is also exempt from the Israeli Companies Law requirements related to the composition of the audit and compensation committees of the Board. Eligibility for these exemptions is conditioned on compliance with U.S. stock exchange listing rules related to majority Board independence and the composition of the audit and compensation committees of the Board, as applicable to all listed domestic U.S. companies. Because we have a controlling shareholder (CBI), we are not eligible for these exemptions under the new regulations.

Messrs. Sharon Kochan and Nissim Mashiach have served as our external directors since their initial election at our 2017 annual general meeting of shareholders, which took place in June 2017. The Board has nominated them for re-election at the Meeting.

Mr. Kochan serves as the chairman of our audit committee, including in its role as the compensation committee. Mr. Mashiach serves as a member of our audit committee, including in its role as the compensation committee. If re-elected, Mr. Kochan will continue to serve as the chairman of our audit committee and a member of our compensation committee and Mr. Mashiach will serve as the chairman of our compensation committee and will continue to serve as a member of the audit committee.

The Board has determined, based on a statement received from each of Mr. Kochan and Mr. Mashiach, that each of them satisfies the Companies Law external director requirements as well as the independent director requirements under the NASDAQ Listing Rules. Furthermore, the Board has confirmed that Mr. Kochan meets the requirements under the Companies Law regulations for an external director who is an “expert director”, while Mr. Mashiach meets the requirements under the Companies Law and its regulations of an external director who is an “accounting and financial expert”.

The following biographical information is provided with respect to Messrs. Kochan and Mashiach, and is based upon information furnished to the Company by them:

Sharon Kochan has served as a member of our board of directors since June 2017. Mr. Kochan has served as Executive Vice President & President international, for Perrigo Company Plc., a global, over‑the‑counter, consumer goods and specialty pharmaceutical company listed on the New York Stock Exchange, since 2012, and has been a member of the Perrigo Executive Committee since 2007. From March 2007 to July 2012, he served as Executive Vice President, General Manager of Prescription Pharmaceuticals for Perigo and from 2005 to 2007, he was Senior Vice President of Business Development and Strategy for Perrigo. Mr. Kochan was Vice President, Business Development of Agis Industries (1983) Ltd. from 2001 until Perrigo acquired Agis in 2005. He completed the Senior Management Program at the Technion Institute of Management in Haifa, Israel, received a Master of Science in Operations Research & Management Science from Columbia University in New York City and received a Bachelor of Science in Industrial and Management Engineering from Tel‑Aviv University in Tel‑Aviv, Israel.

Nissim Mashiach has served as a member of our board of directors since June 2017. Mr. Mashiach served as President and Chief Executive Officer of Macrocure Ltd., a Nasdaq‑listed biotechnology company focused on the treatment of chronic and other hard‑to‑heal wounds, from June 2012 to January 2017. From 2009 to 2012, he served as General Manager at Ethicon, a Johnson & Johnson company. Prior to Ethicon, he served as President and Chief Operating Officer at Omrix Biopharmaceuticals, Inc., which was acquired by Johnson & Johnson in 2008. Prior to Omrix, Mr. Mashiach held leadership positions at several pharmaceutical companies. He holds an MBA from the University of Manchester in Manchester, England, an MPharmSc from the Hebrew University in Jerusalem, Israel, and a B.Sc, Chemical Engineering from the Technion‑Israel Institute of Technology in Haifa, Israel.

If re-elected pursuant to this Proposal 2, each of Mr. Kochan and Mr. Mashiach will be entitled to the same director fees and other customary benefits to which all other directors are entitled (other than our Executive Chairman), as described in Proposal 5 of this proxy statement, subject to the approval of that proposal at the Meeting. Each of Messrs. Kochan and Mashiach will furthermore be entitled to receive the equity grants described in Proposal 6, subject to the approval of that proposal at the Meeting.

Proposed Resolutions

We are proposing the adoption, at the Meeting, of the following resolutions pursuant to this Proposal 2:

(a)
“RESOLVED, that the re-election of Mr. Sharon Kochan as an external director of MediWound Ltd. for an additional period of three years, in accordance with the requirements of the Companies Law, be, and hereby is, approved.”

(b)
“RESOLVED, that the re-election of Mr. Nissim Mashiach as an external director of MediWound Ltd. for an additional period of three years, in accordance with the requirements of the Companies Law, be, and hereby is, approved.”

Required Vote

The vote required for approval of each resolution under Proposal 2 is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on such proposal (excluding abstentions and broker non-votes).

In addition, under the Companies Law, the re-election of each of the external directors requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

● the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a “personal interest”) (other than a conflict of interest that does not derive from a shareholder’s relationship with a controlling shareholder) concerning the re-election of such external director that are voted at the Meeting, excluding abstentions; or

● the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the re-election of such external director does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote— or, if voting by proxy or voting instruction form, indicate therein— whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the re-election of each of the external directors. Failure to so inform us disqualifies the shareholder from participating in the vote on the re-election of the applicable external director. In order to confirm that you are not a controlling shareholder and do not have a conflict of interest with respect to the re-election of the applicable external director (and to therefore be counted towards the special majority required under this proposal), you must check the boxes “FOR” Items 2(a)A and 2(b)A on the accompanying proxy card or voting instruction form with respect to Proposals 2(a) and 2(b), respectively. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on approval of the re-election of each of the external directors, you should instead check the box “AGAINST” in Items 2(a)A or 2(b)A, as applicable, on the enclosed proxy card or voting instruction form. In that case, your vote on the re-election of the applicable external director will be counted towards or against the ordinary majority required for the approval of that re-election, although your vote will not be counted towards or against the special majority required for approval of that re-election.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Sharon Kochan and Nissim Mashiach as an external director of the Company.

PROPOSAL 3
APPROVAL OF REAPPOINTMENT OF KOST FORER GABBAY AND KASIERER

Background

Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, independent registered public accounting firm, or Kost Forer, has served as our independent registered public accounting firm since its appointment in 2001 (the Company’s inception).  Our audit committee and Board have resolved to nominate Kost Forer for reappointment as our independent registered public accounting firm until the close of the next annual general meeting of shareholders of the Company.

Our shareholders are being requested to approve Kost Forer’s reappointment and authorize our Board (with power of delegation to our audit committee) to fix Kost Forer’s compensation in accordance with the volume and nature of its services.

For a summary of the fees for professional services (consisting of audit fees, audit-related fees and tax fees) rendered to us by Kost Forer for our last two fiscal years, please see Item 16C “Principal Accountant Fees and Services” of our 2019 Form 20-F, which information is incorporated by reference in this Proposal 3.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that (i) Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young, be, and hereby is, reappointed as the Company’s independent registered public accounting firm for the year ending December 31, 2020, and for the additional period of time until the next annual general meeting of shareholders of the Company, and (ii) the Board (with power of delegation to the audit committee) be, and hereby is, authorized, to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of its services. ”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-appointment of Kost Forer. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution included in this Proposal 3.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the reappointment of, and authorizing the Board to fix the remuneration of, the Company’s independent registered public accounting firm.

PROPOSAL 4
APPROVAL AND RATIFICATION OF RENEWED COVERAGE UNDER D&O INSURANCE POLICY

Background

Under our Compensation Policy, each of our directors and officers is entitled to directors’ and officers’ liability, or D&O, insurance coverage.

At our annual general meeting of shareholders held in May 2019, our shareholders approved, and accordingly we obtained, a renewed general D&O insurance policy with aggregate coverage of $25 million and a Side A DIC (Difference in Conditions) insurance policy with additional coverage of $5 million (which, together with the general D&O insurance policy, we refer to as the “D&O insurance policy”), for our directors and officers, both present and future.  The coverage under the D&O insurance policy expired at the end of the day on March 31 2020.

The expiration of the D&O insurance policy on March 31, 2020 required that we renew those policies effective right away, so that there not be a lapse in coverage.  Our compensation committee and our Board approved the renewal of the D&O insurance policy, effective as of April 1, 2020.

As part of the renewal, the compensation committee and the Board determined to reduce the coverage levels under the general D&O insurance policy and the Side A DIC insurance policy, at $20 million and $5 million, respectively. Each of the compensation committee and the Board concluded, after internal deliberation and based on the advice of the Company’s insurance broker (who described D&O insurance coverage levels for companies that are comparable to ours) that the reduced coverage levels under this Proposal 4 is both (i) customary for a company of our size and market capitalization and (ii) necessary to enable our officers and directors to make and implement decisions that are in the best interest of our Company and our shareholders. The compensation committee, followed by the Board, approved, together with the reduction of coverage levels, an increase in the annual premium payment that may be made by the Company under the D&O insurance policy, to approximately $955,000s. The deductibles under the D&O insurance policy will be approximately (a) $7,500 for each claim, (b) $250,000 for any claim filed in the U.S. or Canada (not related to securities laws), and (c) $2 million for any U.S. securities law-based claim filed in the U.S. or Canada, respectively. The renewed D&O insurance policy will include coverage for two of our directors affiliated with our controlling shareholder, CBI. The new coverage will cover any claims going back to as far as July 5, 2012.

Because of the sharp rise in D&O insurance premiums for companies such as ours whose shares are traded publicly in the U.S., the proposed renewed D&O insurance coverage for our directors and officers has been determined by our compensation committee and Board to deviate from the terms for D&O insurance that are prescribed in our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), which was approved by our shareholders at our extraordinary general meeting of shareholders held on September 23, 2019, as such policy is applicable to such insurance. Consequently, the renewed D&O insurance policy that is proposed under this Proposal 4 must be approved by a special majority, as described below under “Required Vote”.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting pursuant to this Proposal 4:

“RESOLVED, that the Company’s obtaining $20 million of coverage under its general Directors’ and Officers’ Liability insurance policy, along with $5 million of coverage under its Side A DIC insurance policy, with respect to the potential liability of the Company’s directors and officers, both present and future, pursuant to a renewed policy to be entered into effective as of April 1, 2020, subject to the terms described in Proposal 4 of the Proxy Statement with respect to the Meeting, be, and hereby is, approved and ratified.”

Required Vote

As described above (under “Vote Required for Approval of Each of the Proposals”), the approval of the renewed coverage under our general D&O insurance policy and Side A DIC insurance policy requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this Proposal 4 (excluding abstentions and broker non-votes).

In addition, because the terms of the proposed renewed D&O insurance policy deviate from the terms for D&O insurance that are prescribed in our Compensation Policy, the approval of the renewed D&O insurance policy will require the fulfillment of one of the following two additional voting conditions as part of the approval by a majority of shares present and voting thereon:

●    the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval that are voted at the Meeting, excluding abstentions; or

●    the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the approval does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of our renewed D&O insurance policy, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards or against the special majority required under this proposal), you must check the box “FOR” in Item 4A on the accompanying proxy card or voting instruction form.  If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of our renewed D&O insurance policy, you should instead check the box “AGAINST” in Item 4A on the accompanying proxy card or voting instruction form (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of this proposal).

Board Recommendation

Our Board unanimously recommends a vote FOR the foregoing resolution approving the renewed coverage under our general D&O insurance policy and Side A DIC insurance policy for our directors and officers.

PROPOSAL 5
APPROVAL OF UPDATED DIRECTOR SERVICE FEE PACKAGE FOR ALL DIRECTORS
(EXCLUDING EXECUTIVE CHAIRMAN OF BOARD)

Background

Under the Companies Law, the terms of service (including cash compensation) of directors require approval by the compensation committee, board and shareholders, in that order. The compensation of external directors, when not set based on the default level of compensation under the Companies Law regulations, also requires approval by the compensation committee, board and shareholders, in that order. In lieu of setting compensation of external directors based on the default levels under those regulations, that compensation may be set based on the level of compensation received by certain “other” directors who are not affiliated with the Company or with its controlling shareholder, subject to the fulfillment of certain conditions under those regulations.

With a view towards creating uniform compensation packages, in compliance with the foregoing Companies Law regulations, and upon the recommendation of the compensation committee of the Board, followed by the Board, our shareholders will be asked to approve an updated annual compensation package for the independent and non-executive (including external) directors of the Company (which excludes the Executive Chairman of the Board, Mr. Wills) in respect of their directorship services. Our Executive Chairman, Mr. Wills, is entitled to receive cash fees and related compensation that were previously approved for him separately by our shareholders.

The nominees to whom the proposed compensation package would be paid initially (assuming their re-election as directors pursuant to Proposals 1 and 2 at the Meeting) consist of the following individuals: Messrs  David Fox, Ofer Gonen, Sam Moed, Assaf Segal, Sharon Kochan and Nissim Mashiach, and Dr. Vickie R. Driver. Each of Messrs. Ofer Gonen, and Assaf Segal has assigned his entitlement to the fees payable to him under this Proposal 5 to our controlling shareholder, CBI, with which he is affiliated.

The proposed compensation package to which each such director would be entitled would consist of the following:

1.
Annual Service Fee for All Board Meetings: US$35,000 for service on the Board and attendance at Board meetings (regardless of the number of meetings or actions by written consent of the Board in a given year), to be paid in equal installments on a quarterly basis.

2.	Equity Grants:
Described in Proposal 6 below
3.	Additional Fees:
a.
Committee Chairperson Annual Service Fees: US$12,500 for serving as chairperson of the audit or compensation committees of the Board, and US$10,000 for serving as chairperson of any other committee of the Board, in each case regardless of the number of meetings (or written consents in lieu of meetings) by the relevant committee over the course of a year (to be paid in equal installments on a quarterly basis).

b.
Committee Member Annual Service Fees: A member of a Board committee who is not the chairperson will be entitled to an annual fee equal to 50% of the fee paid to the chairperson of that committee (described in (a) above), regardless of the number of meetings (or written consents in lieu of meetings) by the committee over the course of the year (to be paid in equal installments on a quarterly basis).

4.	Reimbursement of Expenses: All directors will be entitled to reimbursement of travelling and accommodation expenses according to the Company’s policies and subject to the law.
5.
Indemnification, Exculpation and Insurance: All directors will continue to be included under the Company’s D&O insurance and to receive from the Company indemnification and exculpation letters in the Company’s customary form.

The proposed service fee packages for our directors have been determined by our compensation committee and Board to be consistent with our Compensation Policy, as such policy is applicable to those service fee packages.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 5 at the Meeting:

RESOLVED, that the proposed annual director fee package (including for Board service, Board committee chairmanship and committee service, reimbursement of expenses, and D&O indemnification, exculpation and insurance) for the non-executive (including independent and external) directors of the Company (but excluding the Executive Chairman of the Board) in respect of their directorship services, as described in Proposal 5 of the Proxy Statement with respect to the Meeting, be, and hereby is, approved in all respects.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the proposal for annual director service fee packages for the non-executive (including external) directors of the Company in respect of their directorship services. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of Proposal 5.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution approving annual director fee packages for the non-executive (including external) directors of the Company in respect of their directorship services.

PROPOSAL 6
APPROVAL OF EQUITY GRANT PACKAGES FOR ALL DIRECTORS

Background

As described in the “Background” to Proposal 5 above, under the Companies Law, the terms of service—including equity compensation— of directors require approval by the compensation committee, board and shareholders, in that order. The grant of equity compensation to external directors, which can be implemented when linked to equity compensation for certain “other” directors who are not affiliated with the Company or with its controlling shareholder (subject to fulfillment of certain conditions), also requires approval by the compensation committee, Board and shareholders, in that order.

With a view towards creating uniform compensation packages, and upon the recommendation of the compensation committee of the Board, followed by the Board, our shareholders will be asked to approve an updated annual equity grant package for all directors of the Company (including the Executive Chairman of the Board) in respect of their directorship services.

Assuming their election as directors pursuant to Proposals 1 and 2 at the Meeting) each of Messrs  Stephen T. Wills, David Fox, Ofer Gonen, Sam Moed, Assaf Segal, Sharon Kochan and Nissim Mashiach, and Dr. Vickie R. Driver, will be entitled to equity grants, as described below. Each of Messrs. Ofer Gonen, and Assaf Segal has assigned his entitlement to the equity grant issuable to him under this Proposal 6 to our controlling shareholder, CBI, with which he is affiliated.

The proposed equity grant package to which those directors would be entitled would consist of the following:

1.	Option Grant: Options to purchase 100,000 ordinary shares, subject to the following terms:
	a.	Term for Exercise: Five years from the date of the Board’s approval of the grant (which occurred on April 23, 2020).
	b.	Vesting Schedule: Options vest annually over three years, in three equal installments, the first of which is the first anniversary of the Board approval of the grant.
c.
Exercise Price: Equal to the average closing sales price per share of MediWound’s ordinary shares on the Nasdaq Global Market over the 30 trading day period prior to the Board approval of the grant. The exercise price is payable either in cash or in a cashless manner.

d.
Acceleration of Vesting: In the event of a Merger/Sale (as defined in Section 14.2 of our 2014 equity incentive plan (the “2014 Plan”)) and the termination of the grantee’s employment or service with the Company or its affiliates without cause (as defined in the 2014 Plan) within one year after the consummation of a Merger/Sale, any of the options that are then outstanding and unvested shall become fully vested and exercisable as of immediately prior to, and conditioned upon, such event.

2.	Additional Grants for External Directors Only:

In addition to the initial annual grant for all directors,, for the external directors only (because their compensation must be set in advance prior to their three-year term of service), they will be entitled to two additional annual grants of equity-based compensation with a total value equal to $35,000 for each such grant, as of the dates of the two succeeding annual shareholder meetings. All terms for these additional equity grants will mimic the above terms for the initial options grant for all directors, except for the vesting schedule, which will be one year (100% vesting after 12 months). These additional two annual grants for external directors only are subject to: (i) the external director continuing to serve in that role as of the date of the grant; and (ii) the same equity-based grant being granted to the “other” directors (under the “relative” compensation path under the Companies Law regulations related to external director compensation).

The proposed equity grants for our directors have been determined by our compensation committee and Board to be consistent with our Compensation Policy, as such policy is applicable to those equity grants.

In reaching their determination, our compensation committee and our Board considered our directors’ equity interest in our Company, the alignment of their interests with those of our Company, and the desire to encourage them to continue contributing their talent and time as our directors.  Including ordinary shares underlying the options to be granted, our directors hold 2.9% of our Company’s capital stock, on a fully diluted basis, and the compensation committee and the Board believe that this percentage is reasonable considering the directors’ important role for our Company.  Our compensation committee and Board also considered that the proposed grant is in line with our Company’s objective of maintaining our directors’ equity interest in our Company, which encourages long-term retention of directors, and constitutes compensation that relates to a continuing contribution to our Company over the long term.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 6 at the Meeting:

RESOLVED, that the proposed annual equity grant packages for all directors of the Company (including additional subsequent equity grants to external directors only) in respect of their directorship services, as described in Proposal 6 of the proxy statement with respect to the Meeting, be, and hereby is, approved in all respects.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the proposal for equity compensation grants for all directors of the Company in respect of their directorship services. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of Proposal 6.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution approving annual equity grant packages for the directors of the Company in respect of their directorship services.

PROPOSAL 7
APPROVAL OF SPECIAL CASH BONUS FOR EXECUTIVE CHAIRMAN OF BOARD IN RESPECT
OF HIS ROLE IN SUCCESS OF VERICEL TRANSACTION

Background

As described in the 2019 Form 20-F (please see “Item 4. Information on the Company— Business Overview— Marketing, Sales and Distribution—Vericel License and Supply Agreements”, on May 6, 2019, we entered into exclusive license and supply agreements with Vericel to commercialize NexoBrid®, our innovative orphan drug for burn treatment, in all countries of North America (which we refer to as the “Territory").

Within 10 days of the signing of the license agreement, Vericel paid us an upfront fee of $17.5 million.  Vericel is obligated to pay us $7.5 million upon U.S. regulatory approval of the Biologics License Application (BLA) for NexoBrid and up to $125 million upon certain sales milestones for NexoBrid in North America.  The first sales milestone of $7.5 million is triggered when annual net sales of the licensed products in the Territory exceed $75 million.  Vericel is also obligated to pay us tiered royalties on net sales of licensed products ranging from mid-high single-digit to mid-teen percentages, subject to certain customary reductions, a percentage of gross profits on committed purchases and a royalty on additional purchases by BARDA.

Our successful consummation of the transaction with Vericel was in substantial part due to the efforts of our Executive Chairman of the Board, Mr. Stephen Wills, who was heavily involved in the transactional process. Accordingly, our compensation committee and Board have approved, and recommend that our shareholders likewise approve, a cash bonus in an amount of $50,000 for Mr. Wills in respect of that transaction.

The proposed special cash bonus for our Executive Chairman has been determined by our compensation committee and Board to be consistent with our Compensation Policy, as such policy is applicable to our Executive Chairman.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 7 at the Meeting:

RESOLVED, that the proposed cash bonus of $50,000 for our Executive Chairman of the Board, Mr. Stephen Wills, in respect of his successful role in our entry into exclusive license and supply agreements with Vericel for the commercialization of NexoBrid in all countries of North America, as described in Proposal 7 of the proxy statement with respect to the Meeting, be, and hereby is, approved in all respects.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the proposal for the payment of the cash bonus to our Executive Chairman of the Board. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of Proposal 7.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution approving the special cash bonus for the Executive Chairman of the Board of the Company in respect of his role in the success of our transaction with Vericel.

PROPOSAL 8
APPROVAL OF CASH BONUS FOR CEO PERFORMANCE IN 2019

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, board of directors and shareholders (in that order).

On March 12, 2019, we announced that Mr. Sharon Malka will replace Mr. Gal Cohen, who had decided to step down, as our Chief Executive Officer, or CEO, by the end of May 2019. Mr. Malka had served as our Chief Financial Officer and Chief Operations Officer for the previous 12 years.

Under the terms of Mr. Malka’s compensation package, as approved by our shareholders at our 2019 annual meeting of shareholders, Mr. Malka may be entitled to an annual bonus, depending on certain criteria determined by them on an annual basis.

Upon reviewing his and our performance for 2019 and the various successes that we realized during that year (including our consummation of the Vericel transaction), our compensation committee and Board have determined that Mr. Malka is deserving of a cash bonus in an amount of $140,000. That bonus amount was determined in accordance with his achievement of goals that had been set in advance for Mr. Malka by the compensation committee and Board.  That proposed annual cash bonus has been determined by our compensation committee and Board to be consistent with our Compensation Policy, as applicable to our CEO.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the payment of an annual cash bonus in respect of 2019, in an amount of $140,000, to our Chief Executive Officer, Mr. Sharon Malka, as described in Proposal 8 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved."

Required Vote

The vote required for approval of the annual cash bonus for our CEO is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 8 (excluding abstentions and broker non-votes).

In addition, under the Companies Law, approval of the annual cash bonus for 2019 for our CEO requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●   the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the annual cash bonus for 2019 that are voted at the Meeting, excluding abstentions; or

●    the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the annual cash bonus for 2019 does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of our CEO’s cash bonus for 2019, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards or against the special majority required under this proposal), you must check the box “FOR” in Item 8A on the accompanying proxy card or voting instruction form.  If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of the cash bonus for our CEO, you should instead check the box “AGAINST” in Item 8A on the accompanying proxy card or voting instruction form (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of this proposal).

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the proposed annual cash bonus for 2019 for our CEO, Mr. Sharon Malka.

PROPOSAL 9
APPROVAL OF EQUITY GRANT FOR CEO

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, board of directors and shareholders (in that order).

In connection with Mr. Malka’s service as our new CEO, and in light of his successes thus far, our compensation committee and Board have determined that it is in the best interest of our Company and our shareholders to provide him with a grant of equity under our current share incentive plan, the 2014 Plan, to further align his interest with those of our shareholders. The proposed equity grant, which is subject to approval by our shareholders at the Meeting, has the following terms:

Equity grant: Mr. Malka will receive an equity grant of options to purchase 81,170 ordinary shares under the 2014 Plan. The terms of the equity grant are as follows:

•	Term for Exercise: 10 years from the date on which the Board approved the grant.
•	Vesting Schedule: Grant will vest annually over four years in four equal installments, beginning on the first anniversary of the Board approval of the grant.

•
Exercise Price: The exercise price will be equal to the average closing sales price per share of MediWound’s ordinary shares on the Nasdaq Global Market over the 30 trading day period prior to the Board’s approval of the grant. The exercise price is payable either in cash or in a cashless manner.

•
Acceleration: In the event of a Merger/Sale (as defined in Section 14.2 of the 2014 Plan) and if the CEO’s employment or service with the Company or its affiliates be terminated without cause (as defined in the 2014 Plan) within one year after the consummation of a Merger/Sale, any equity based compensation—including these options— that is then outstanding and unvested shall become fully vested and exercisable as of immediately prior to, and conditioned upon such event.

•	Other terms: The equity grant will otherwise be subject to the terms of the 2014 Plan.

Our compensation committee and our Board have determined that the foregoing options grant is consistent with the terms of the Compensation Policy, as applicable to our CEO. Accordingly, our compensation committee and Board, after due consideration of all terms and conditions, including applicable laws, have recommended that our shareholders approve the proposed one-time options grant described in this Proposal 9.

In reaching their determination, our compensation committee and our Board considered Mr. Malka’s equity interest in our Company, the alignment of his interest with those of our Company, and the desire to encourage him to continue contributing his talent and time as our CEO.  Including ordinary shares underlying the options to be granted, Mr. Malka holds 1.9% of our Company’s capital stock, on a fully diluted basis, and the compensation committee and the Board believe that this percentage is reasonable considering his enhanced, important role for our Company.  Our compensation committee and Board also considered that the proposed grant is in line with our Company’s objective of maintaining our officers’ and directors’ equity interest in our Company, which encourages long-term retention of officers and directors, and constitutes compensation that relates to a continuing contribution to our Company over the long term.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that that the grant of options to purchase 81,170 ordinary shares to Mr. Sharon Malka, the Company’s CEO, as described in Proposal 9 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the approval of the proposed equity grant to our CEO.  The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of the proposed resolution under this Proposal 9.

In addition, under the Companies Law, approval of the options grant for our CEO requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●    the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the options grant that are voted at the Meeting, excluding abstentions; or

●    the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the options grant does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of our CEO’s options grant, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards or against the special majority required under this proposal), you must check the box “FOR” in Item 9A on the accompanying proxy card or voting instruction form.  If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of the equity grant to our CEO, you should instead check the box “AGAINST” in Item 9A on the accompanying proxy card or voting instruction form (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of this proposal).

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the options grant for our CEO.

PROPOSAL 10
APPROVAL OF CASH BONUS TO FORMER PRESIDENT AND CEO IN RESPECT OF HIS ROLE
IN SUCCESS OF VERICEL  TRANSACTION

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company (including a former chief executive officer for compensation in respect of the period of time during which he or she had served as such) require the approval of the compensation committee, board of directors and shareholders.

As noted in Proposal 7 above, on May 6, 2019, we entered into exclusive license and supply agreements with Vericel to commercialize our initial product— NexoBrid— in all countries of North America.

On March 12, 2019, we had announced that our former President and CEO, Mr. Gal Cohen, was to step down by the end of May 2019 after having served as our President and CEO for more than 12 years. During his tenure, Mr. Cohen led MediWound in the development and certain marketing approvals of NexoBrid®, including the positive top-line results from our second pivotal Phase 3 study (DETECT), paving the way for our BLA submission to the U.S. Food and Drug Administration (FDA). Mr. Cohen also oversaw the development of a broader product pipeline with significant unmet medical need and market potential in the wound care field. Under his leadership, we raised over $250 million in equity offerings, strategic transactions, and U.S. government contracts, including as part of our public listing on NASDAQ in 2014, and the Biomedical Advanced Research and Development Authority (BARDA) contracts to finance NexoBrid development and procurement of up to $175 million.

Mr. Cohen furthermore continued to support our transition and ongoing strategic process following the date of that announcement through the conclusion of his employment.

In recognition of Mr. Cohen’s significant contribution towards our successful transaction with Vericel, each of our compensation committee and our Board has determined that it is in the best interest of our Company and our shareholders to pay to him a special cash bonus in an amount of $30,000 in respect of the Vericel deal. Each of our compensation committee and our Board has determined that the proposed bonus payment will both appropriately acknowledge Mr. Cohen’s contributions.

Our compensation committee and our Board have furthermore determined that the foregoing cash bonus payment is consistent with the terms of the Compensation Policy, as applicable to our former CEO. Accordingly, our compensation committee and Board, after due consideration of all terms and conditions, including applicable laws, have recommended that our shareholders approve the proposed cash bonus payment described in this Proposal 10.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that that the payment of a $30,000 cash bonus to Mr. Gal Cohen, the Company’s former President and Chief Executive Officer, in respect of his successful role in our entry into exclusive license and supply agreements with Vericel for the commercialization of NexoBrid in all countries of North America, as described in Proposal 10 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the approval of the proposed severance payment to our former CEO.  The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of the resolution proposed under this Proposal 10.

In addition to the ordinary majority required for approval, under the Companies Law, approval of the resolution under this Proposal 10 (the bonus payment to our former CEO) requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●    the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the bonus payment that are voted at the Meeting, excluding abstentions; or

●    the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the bonus payment does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of the bonus payment to our former CEO, and failure to do so disqualifies the shareholder from participating in the vote on that proposal.  In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards or against the special majority required under this proposal), you must check the box “FOR” in Item 10A on the accompanying proxy card or voting instruction form.  If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of the cash bonus for our former CEO, you should instead check the box “AGAINST” in Item 10A on the accompanying proxy card or voting instruction form (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of this proposal).

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the cash bonus payment to our former CEO, Mr. Gal Cohen.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2019 will be presented. A copy of the 2019 Form 20-F (including the audited consolidated financial statements for the year ended December 31, 2019) is available to shareholders through the SEC website, www.sec.gov, and at our Company's website (www.mediwound.com). Neither of such websites is a part of this Proxy Statement.

ADDITIONAL INFORMATION

The Company’s 2019 Form 20-F, filed with the SEC on February 25, 2020, is available for viewing and downloading at the SEC’s website at www.sec.gov, as well as at the Investor Relations section of the Company’s website at www.mediwound.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers.  The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549.  Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.  The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov.  As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Yavne, Israel May 20, 2020	By order of the Board of Directors: Mr. Stephen T. Wills Executive Chairman of the Board of Directors